

Wireless Electrical GRID LAN, WiGL Inc.
A Virginia Corporation

Financial Statements

December 31, 2023 and 2022



To the Board of Directors of
Wireless Electrical Grid LAN, WiGL Inc.
Hampton, Virginia

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Wireless Electrical Grid LAN, WiGL Inc. (the "Company") which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company sustained net losses of $2,396,211 and $2,573,421 and had negative operating cash flows for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company had an accumulated deficit of $6,905,427 and limited liquid assets with $654,235 of cash. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
April 18, 2024

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Wireless Electrical GRID LAN, WiGL Inc.

FINANCIAL STATEMENTS
December 31, 2023

Table of Contents

Financial Statements

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
BALANCE SHEETS
December 31, 2023 and 2022

	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 654,235	$ 306,950
Prepaid expense	64,240	-
Funds in escrow	309,577	106,147
Investment in securities	248,502	147,709
Inventory	-	3,911
Total current assets	1,276,554	564,717
Property and equipment, net	33,533	47,609
Equity investments	5,674	5,851
Patents, net	271,798	158,730
Trademarks	70,713	46,263
Total assets	$ 1,658,272	$ 823,170
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 240,061	$ 78,021
Related party payable	64,110	64,004
Total current liabilities	304,171	142,025
Total liabilities	304,171	142,025
Commitments and contingencies	-	-
Stockholders' equity:		
Common stock, 500,000,000 shares authorized, 96,426,824 and 93,899,196 no par value shares issued and outstanding at December 31, 2023 and 2022, respectively	8,259,528	5,190,361
Accumulated deficit	(6,905,427)	(4,509,216)
Total stockholders' equity	1,354,101	681,145
Total liabilities and stockholders' equity	$ 1,658,272	$ 823,170

See Independent Auditor's Report and accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
STATEMENTS OF OPERATIONS
For the year ending December 31, 2023 and 2022

	December 31, 2023	December 31, 2022
Revenues	$ 644,999	$ 479,999
Total revenue	644,999	479,999
Operating expenses:		
Professional fees	172,491	136,868
Advertising and marketing	111,609	112,344
General and administrative	293,412	111,902
Rent	24,123	27,965
Travel	88,801	58,390
Consulting and contractor expense	142,050	385,229
Payroll and related expenses	546,885	535,124
Research and development	1,842,724	1,433,511
Depreciation and amortization	21,984	17,375
Total operating expenses	3,244,079	2,818,708
Loss from operations	(2,599,080)	(2,338,709)
Other income (expense)		
Unrealized gain (loss)	99,856	(129,451)
Interest expense	(252)	-
Other income	102,505	-
Loss on stock sales	-	(110,147)
Dividend income	760	4,886
Total other income (expense)	202,869	(234,712)
Net loss before income taxes	(2,396,211)	(2,573,421)
Provision for income taxes	-	-
Net loss	$ (2,396,211)	$ (2,573,421)
Basic and diluted loss per share	$ (0.03)	$ (0.03)
Weighted average number of common shares outstanding - basic & diluted	95,401,281	93,627,003

See Independent Auditor's Report and accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ending December 31, 2023 and 2022

| | Common Stock | | Accumulated | Total Stockholders' |
	Shares	Amount	Deficit	Equity
Balance on December 31, 2021	93,001,995 $	4,250,720 $	(1,935,795) $	2,314,925
Issuance of common stock for cash	1,284,652	1,895,605	-	1,895,605
Offering costs	-	(343,791)	-	(343,791)
Return of Shares	(387,451)	(612,173)	-	(612,173)
Net loss	-	-	(2,573,421)	(2,573,421)
Balance on December 31, 2022	93,899,196	5,190,361	(4,509,216)	681,145
Issuance of common stock for cash	2,457,226	3,623,814	-	3,623,814
Shares issued for services	70,402	111,235	-	111,235
Offering costs	-	(665,882)	-	(665,882)
Net loss	-	-	(2,396,211)	(2,396,211)
Balance on December 31, 2023	96,426,824 $	8,259,528 $	(6,905,427) $	1,354,101

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
STATEMENTS OF CASH FLOWS
For the years ending December 31, 2023 and 2022

	December 31, 2023	December 31, 2022
Cash flows from operating activities		
Net loss	$ (2,396,211)	$ (2,573,421)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	21,984	17,375
Unrealized (gain) loss on investments	(99,856)	129,451
Realized loss on securities	-	110,147
Share based compensation	111,235	-
Trademark write-off	-	900
Changes in operating assets and liabilities:		
Related party payable	106	-
Payroll advance to employee	-	34,375
Accounts payable and accrued expenses	162,040	(50,654)
Prepaid expenses and other current assets	(64,240)	-
Inventory	3,911	-
Net cash used by operating activities	(2,261,031)	(2,331,827)
Cash flows from investing activities		
Proceeds from sale of investments	-	950,386
Reinvestment of dividends and capital gains into investments	(760)	(4,886)
Purchase of equity investments	-	(1,710)
Intangible application expenditure	(145,426)	(127,862)
Loans to related party	-	(130,566)
Net cash provided (used) by investing activities	(146,186)	685,362
Cash flows from financing activities		
Proceeds from issuance of common stock	3,623,814	1,895,605
Offering costs	(665,882)	(343,791)
Subscription receivable	(203,430)	100,932
Net cash provided by financing activities	2,754,502	1,652,746
Net increase in cash and cash equivalents	347,285	6,281
Cash and cash equivalents, beginning	306,950	300,669
Cash and cash equivalents, ending	$ 654,235	$ 306,950
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -
Supplemental disclosure of non-cash financing and investing activities:		
Repurchase of shares	$ -	$ 612,173
Shares issued to broker	$ 111,235	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Wireless Electrical Grid LAN, WiGL Inc. ("the Company", "we", 'our", or "us") was incorporated on February 26, 2020 under the laws of the State of Virginia, and is headquartered in Hampton, VA. The Company is engineering technology to enable consumers to power their devices on the move or recharge their battery while they use their device wirelessly. By expanding the engineering behind the Company's patents, the Company is bringing consumers the ability to synchronize, create, and sell products that manage and reduce costs associated with wirelessly powering devices.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31. The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company's revenue recognition policy standards include the following elements:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

During the year ending December 31, 2022, the Company entered into a contract that included eight phases of the contract for a total contract amount of $749,999. For the year ending December 31, 2022, the Company completed the first seven phases for revenue earned of $450,000. The remaining portion of the contract was completed in 2023.

In November of 2022, the Company entered into a contract that included two phases for a total contract amount of $74,999. For the year ending December 31, 2022, the Company completed the first phase for revenue earned of $29,999. The remaining phase of the contract was completed in January of 2023 for $45,000.

In June of 2023, the Company entered into a contract that included eight phases for a total contract amount of $799,000. For the year ending December 31, 2023, the Company completed the first two phases for revenue earned of $300,000. The remaining phase of the contract is to be completed subsequent to year end.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Our goal is to obtain, maintain and enforce patent protection for our products, formulation, processes, methods, and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our current product candidates and any future product candidates, proprietary information, and proprietary technology through a combination of contractual arrangements and patents, both in the United States and abroad. However, even patent protection may not always afford us with complete protection against competitors who seek to circumvent our patents. Our proprietary rights may not adequately protect our intellectual property and potential products, and if we cannot obtain adequate protection of our intellectual property and potential products, we may not be able to successfully market our potential products.

We will depend upon the skills, knowledge, and experience of our scientific and technical personnel, as well as that of our advisors, consultants, and other contractors, none of which is patentable. To help protect our proprietary know-how, which is not patentable, and inventions for which patents may be difficult to obtain or enforce, we will in the future rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require all of our employees, consultants, advisors, and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries, and inventions important to our business.

As of December 31, 2023, the Company has not yet commenced planned principal operations nor generated enough revenue to support operations. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise additional capital.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value other than those noted below.

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Stocks	$ 248,502	$ -	$ -	$ 248,502
Nonpublic company investments	-	-	5,674	5,674
	$ 248,502	$ -	$ 5,674	$ 254,176

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Stocks	$ 147,709	$ -	$ -	$ 147,709
Nonpublic company investments	-	-	5,851	5,851
	$ 147,709	$ -	$ 5,851	$ 153,560

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2023 and December 31, 2022, the Company had no items that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. As of December 31, 2023 and December 31, 2022, there was $404,235 and $56,950 in cash that exceeded federal insured limits, respectively.   No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence and records impairment and obsolescence reserve against inventory as deemed necessary. During the years ended December 31, 2023 and 2022, the Company determined no such impairment charge was necessary. The Company had $0 of inventory as of December 31, 2023 and $3,911 as of December 31, 2022, and was comprised of raw materials.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. All equipment determined to have a useful life of 5 years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2023 and 2022.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The useful life of the patents are 20 years from the date of application. Management has determined that the acquired trademarks are indefinite-live intangible assets and therefore records no amortization expense but assesses it for impairment annually. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2023 and 2022.

Investments

The Company invests in equity securities of public and nonpublic companies for business and strategic purposes. Investments in public companies are carried at fair value based on quoted market prices and totaled $248,502 and $147,709 at December 31, 2023 and December 31, 2022, respectively. All subsequent changes in fair values recorded in the statement of operations under other income (expense).

Investments in equity securities of nonpublic entities without readily determinable fair values are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and totaled $5,674 and $5,851 at December 31, 2023 and 2022, respectively. The Company reviews its equity securities without readily determinable fair values on a regular basis to determine if the investment is impaired. For purposes of this assessment, the Company considers the investee's cash position, earnings and revenue outlook, liquidity and management ownership, among other factors, in its review. If management's assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in current earnings an impairment loss that is equal to the difference between the fair value of the equity investment and its carrying amount.

Advertising Costs

The Company's advertising costs are expensed as incurred. During the years ending December 31, 2023 and 2022, the Company incurred $111,609 and $112,344 in advertising costs, respectively, recorded under the heading 'Advertising and marketing' in the statements of operations.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs, are expensed as incurred.

Earnings/(Loss) per Share

Basic earnings per share is computed by dividing net income/(loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares and dilutive potential common shares outstanding during the period. There were no adjustments included in the computation of diluted net loss per share as their effect would have been anti-dilutive.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of January 1, 2022 and for the years ended December 31, 2023 and 2022 since its lease is short-term in nature.

Recent Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Management believes that the adoption of ASU 2017-04 will have no impact on the Company's financial statements and disclosures.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. Management believes that the adoption of ASU 2020-06 will have no impact on the Company's financial statements and disclosures.

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, *Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020- 06"). ASU 2020-06 simplifies the accounting for convertible instruments, the accounting for contracts in an entity's own equity, and the related earnings per share calculations. The new standard is effective for fiscal years beginning after December 15,

2023. Management does not expect the adoption of ASU 2020-06 to have a material impact on the Company's financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company has adopted the standard and the adoption of such had no impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

Subsequent Events

The Company has evaluated subsequent events through April 18, 2024, the date these financial statements were available to be issued and noted the following events for disclosure.

In January of 2024, the Company issued an additional 277,147 shares, via the continued Reg A raise, for gross proceeds of $423,618.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company sustained a net loss of $2,396,211 and had negative operating cash flows for the year ended December 31, 2023. As of December 31, 2023, the Company had an accumulated deficit of $6,905,427 and limited liquid assets with $654,235 of cash. These factors raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. No assurance can be given that the Company will be successful in these efforts. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
Patents issued	$ 157,654	$ 85,753
Patents pending	128,223	79,148
Trademarks	70,713	46,263
Total intangible assets	356,590	211,164
Accumulated amortization	(14,079)	(6,171)
Intangible assets, net	$ 342,511	$ 204,993

As of December 31, 2023, the Company has been issued seven patents all of which have been assigned the useful life of the patent and are being amortized. The Patents issued totaled $157,654 and $85,753 as of December 31, 2023 and 2022, respectively. There was amortization expense of $7,908 and $2,972 for the years ending December 31, 2023 and 2022, respectively.

The Company continues to apply and work on other patents. The related attorney fees are recorded as patents pending and amortization will begin once the patents have been issued. The Company has also filed for multiple trademarks. As the Company is able to extend the life of the trademarks indefinitely, they are considered indefinite lived and not amortized. Should the Company allow any of the trademarks to lapse, they will be expensed within that period.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Test equipment and PPE	$ 9,287	$ 9,287
Electronic Vehicle	62,728	62,728
	72,015	72,015
Accumulated depreciation	(38,482)	(24,406)
Property and equipment, net	$ 33,533	$ 47,609

Depreciation expense for the years ended December 31, 2023 and 2022, was $14,076 and $14,403, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2021, the Company advanced $100,000 to the Company's CEO in advance of his annual salary and this remained outstanding at December 31, 2021. During the year ended December 31, 2022, the CEO paid back $34,375 in cash and the remaining balance of $65,625 was settled via share return. As of December 31, 2022 the outstanding balance was $0.

Additionally, during the years ended December 31, 2022 and 2021, the Company advanced funds for expenses on behalf of the CEO and the CEO's other company. The balance of the related party receivable was $351,978 as of December 31, 2021. There were additional advances of $130,566 incurred during the year ended December 31, 2022. In December of 2022, the CEO settled the balance of $482,544 via a share return. As of December 31, 2022 the outstanding balance was $0.

As discussed above, the CEO returned 387,451 shares, valued at $1.58 per share for a total value of $612,173. In addition to the share return settling the above related party receivables, it resulted in an amount owing to the CEO of $64,004 and is recorded as a related party payable as of December 31, 2022. The balance increased by $106 in the year ending December 31, 2023 for a balance of $64,110.

Other than the increase of $106 in the year ending December 31, 2023, there were no other related party transactions in 2023.

NOTE 6 – INVESTMENTS

The Company has invested in equity securities comprised of mutual funds and individual company stocks and adopted ASU 2016-01, which requires equity investments to be measured at fair value with changes in fair value recognized in net income. The funds are publicly traded on an active market making them a level 1 on the fair value hierarchy.

During the year ending December 31, 2022, the Company received $950,386 in proceeds from sale of investments, and reinvested $4,886 of dividends into investments. During the year ending December 31, 2022, the Company had unrealized losses of $129,451 and a loss on stock sales of $110,147.

During the year ending December 31, 2023, reinvested $760 of dividends into investments. Further, during the year, the Company had unrealized gain of $99,856.

During 2021, the Company invested $4,547 in 14 companies via crowd funding. During the year ending December 31, 2022, the Company invested an additional $1,710 in three companies via crowd funding. As the companies are not public and without a readily determinable fair value, the Company accounts for these investments at cost, minus impairment in accordance with ASC 321. During the year ending December 31, 2022, the Company recorded a loss on one of the investments in the amount of $406. The balance of the equity investments as of December 31, 2023 and December 31, 2022 was $5,674 and $5,851, respectively.

NOTE 7 – INCOME TAXES

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since 2020.

The Company currently has a tax net operating loss carryforwards of approximately $3,900,000 for which it may receive future tax benefits. However, as of December 31, 2023 and 2022, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% and the State of Virginia rate of 6%, which results in an effective combined tax rate of 25.7%, the deferred tax asset is $1,733,779 and the valuation allowance is $1,733,779 which nets to a deferred tax asset of $0 as of December 31, 2023 and December 31, 2022, resulting in an effective tax rate of 0%.   The change in valuation during the year ending December 31, 2023 was $678,358.

The components of the Company's deferred tax assets are as follows:

	December 31, 2023	December 31, 2022
Net operating loss carryforward	$ 3,884,189	$ 2,946,655
Total net operating loss carryforwards	$ 3,884,189	$ 2,946,655
DTA on NOL	$ 998,237	$ 757,290
DTA on Other	14,935	(33,269)
DTA on R&D	720,607	331,399
Valuation allowance	(1,733,779)	(1,055,420)
Deferred tax asset, net	$ -	$ -

NOTE 8 – COMMON STOCK

The Company has authorized 500,000,000 shares of no par value common stock. As of December 31, 2023 and 2022, there was 96,426,824 and 93,899,196 shares of common stock issued and outstanding, respectively.

During the year ending December 31, 2021, the Company opened up a Regulation CF raise and sold 9,232,512 shares of common stock for gross proceeds of $4,837,428. There were $773,721 in net fees related to the fundraise as well as 169,283 of shares issued to StartEngine for services performed valued at $99,995. Of the gross proceeds, there was $207,079 placed in escrow and was distributed to the Company on February 18, 2022.

During the year ending December 31, 2022, the Company continued with the Regulation CF raise and sold 1,274 shares of common stock for gross proceeds of $675.

During the year ending December 31, 2022, the Company opened up a Regulation A raise and sold an additional 1,283,378 shares of common stock for gross proceeds of $1,894,930. This included 1,199,323 shares that were issued at $1.58/share. There were an additional 84,055 bonus shares that were issued to certain investors as a part of that raise. There were $343,791 in net fees related to the fundraise. Of the gross proceeds, there was $106,147 placed in escrow to be distributed to the Company at the conclusion of the raise.

During the year ending December 31, 2023 the Company continued with the Regulation A raise and sold a total of 2,457,226 shares of common stock for gross proceeds of $3,623,814. There were an additional 70,402 shares, valued at $111,235, that were issued to the broker as a part of their fee for the raise. There were $665,882 in net fees related to the fundraise. Of the gross proceeds, there was an additional $203,427 placed in escrow to be distributed to the Company at the conclusion of the raise. The total escrow balance as of December 31, 2023 was $309,577.

As discussed in NOTE 5 – RELATED PARTY TRANSACTIONS, in the year ending December 31, 2022, the Company's CEO returned 387,451 shares valued at $1.58 per share for a total valuation of $612,173.

NOTE 9 – OTHER INCOME

During the year ending December 31, 2023, the Company received $100,000 from the IRS for an Employee Retention Credit (ERC) and was recorded as other income on the Statement of Operations. The refundable tax credit is for businesses and tax-exempt organizations that had employees and were affected during the COVID-19 pandemic.